Writer’s Direct Number (212) 756-2497	Writer’s E-mail Address james.nicoll@srz.com

November 5, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:       Ms. Allicia Lam

Re:	Aeroflex Holding Corp.
Registration Statement on Form S-1
Filed April 6, 2010
File No. 333-165920

Dear Ms. Lam:

Please note that simultaneously with our submission of this Letter, Aeroflex Holding Corp. (the “Company”) has filed, via the EDGAR system, Amendment No. 5 (“Amendment No. 5”) to its Registration Statement on Form S-1 (File No. 333-165920), filed on April 6, 2010 (the “S-1 Registration Statement”).  By hand delivery, we will be sending you a blacklined copy of Amendment No. 5, which has been marked to indicate the changes from Amendment No. 4 to the S-1 Registration Statement.  The changes that have been made include the insertion of an assumed public offering price per share and the adjustment of the common share quantities presented to reflect the share split that will occur in connection with the offering.

Please do not hesitate to contact the undersigned at (212) 756-2497 or Michael R. Littenberg at (212) 756-2524 with any questions or comments regarding the foregoing.

Very truly yours,

/s/ James Nicoll

James Nicoll

CC:	John Adamovich, Jr., Aeroflex Holding Corp.
Michael R. Littenberg, Schulte Roth & Zabel LLP